HAEMACURE CORPORATION

--------------------------------------------------------------------------------

                              Third Quarter Report
                       for the period ended July 31, 2001

--------------------------------------------------------------------------------

Message to Shareholders

On July 31, 2001, Haemacure completed the third quarter of its 2001 fiscal year. Since the launch of Hemaseel APR in the United States in July 1998, sales have grown for 12 consecutive quarters. Since the introduction of commercially produced surgical sealants almost 3 years ago, this relatively young market continues to grow and surgical sealant technologies are evolving as a surgical standard of care. Haemacure's sales and marketing strategy remains focused on expanding the application of fibrin sealant through education and training of surgeons and operating room nurses. This strategy continues to be validated by the growth in the Company's sales.

To summarize the Company's performance for the third quarter of fiscal 2001, sales revenues grew by 38% over the same quarter last year, while the number of units sold grew by 47%, but sales remained flat between the second and third quarter of this fiscal year. For the third consecutive year, we observed that there is a slow down in surgical activities during the summer months of June and July. The Company's year-to-date sales increased by 50% when compared to the same period last year, and unit sales for the same period increased by 56% over the same period last year. The Company also generated $260,000 from its first sales of the hemostatic agent GelFoam(R), a product for which Pharmacia Corporation appointed the Company its exclusive representative in the United States in February 2001. While year-to-date sales revenues increased by 50%, the Company's year-to-date operating expenses increased only by 13% over the same period last year. The increase in revenues and the control of the operating expenses resulted in a decrease in the year-to-date loss per share to ($0.28), down from ($0.47) for the same period last year.

Under its license agreement with Immuno, the Company must establish its own manufacturing facility for Hemaseel APR. Accordingly, the Company undertook the set-up of such facility at BioProduct Laboratories (BPL) in Elstree, U.K. The project is nearing completion, as construction progresses on-time and on-budget. However, we were recently informed by Immuno that a three to six months delay is projected, beginning in September 2001, due to the need to modify the product filling line as a result of inaccuracies in the filling line specifications provided by Immuno.

Pursuant to this license agreement, Immuno must transfer to Haemacure the Hemaseel APR technology and supply Haemacure at cost with the product ready for sale, until Haemacure receives U.S. Food and Drug Administration (FDA) approval of Hemaseel APR as manufactured at BPL's facility. In July 2001, Haemacure received from the U.S. Federal Trade Commission the second of up to four annual extensions of the delay within which Haemacure must obtain the above-mentioned FDA approval. The extension was granted as Haemacure progressed satisfactorily with the completion of the manufacturing facility and FDA registration of the product.


                        2001 University Street, Suite 430
                                Montreal, Quebec
                                 Canada H3A 2A6
                     Tel: (514) 282-3350 Fax: (514) 282-3358

The Company's total investment in the manufacturing facility is expected to be approximately $15 million. Management anticipates, given the filling line modification delay, that the facility will be technically operational, not FDA approved, and ready to manufacture validation production lots by April 2002 in lieu of October 2001 as previously reported. As a result, management anticipates that the financial, clinical and regulatory project milestones will now be completed by the second quarter of fiscal 2003 in lieu of fourth quarter of fiscal 2002.

Management is pleased with its progress and, as previously reported in February 2001, the Company anticipates to reach positive EBITDA in the fourth quarter of fiscal 2001. Furthermore, evaluation of other products and technologies is currently on-going.

Management Discussion and Analysis

Third Quarter of Fiscal 2001
ended July 31, 2001

Results of Operations

As proven in both fiscal 1999 and 2000, third quarter revenue is seasonal, with sales of Hemaseel APR and devices flat from the second quarter. However, revenue from GelFoam(R) for the quarter was $260,000, leading to a 12th consecutive quarter of increased revenue for all products combined. Device revenue continued to improve during the quarter. Unit sales of Hemaseel APR improved more than dollar sales, as price erosion continues, albeit at a slower pace. Gross margins improved during the quarter as a result of increased device sales, GelFoam revenues at 100% margins and a lower price for Hemaseel APR from our supplier.

Haemacure continued investing in hiring, training and managing its sales force, making it one of the company's strategic assets in penetrating and growing the fibrin sealant market. This investment has led to 12 consecutive quarters of increased sales of Hemaseel APR and devices and the first quarter of GelFoam revenue sharing on improved sales. Once again product gross margins exceeded selling and marketing expenses by a substantial percentage. These expenses declined from the same quarter last year and were flat from the second quarter of this year.

Research and development expenses continue to be modest, with third quarter expenses flat compared to those of the prior year quarter. During the third quarter, expenses for the validation process of the facility in Elstree, UK continued, but only on a modest level, as validation is scheduled for quarter four.

General & Administrative expenses for the third quarter increased as compared to the same quarter last year, but were down from the second quarter of this year, when the company completed its registration with the US Securities & Exchange Commission. While these registration expenses have abated during the quarter, they will continue at a more moderate rate for the balance of the year, as the Company pursues a listing for its stock on an U.S. exchange. However, there can be no assurance that the Company will achieve a listing on an U.S. exchange

Revenues and Net Loss

Sales of Hemaseel APR and its related devices for the third quarter increased to $4.64 million, compared to $3.36 million for the same quarter last year, an increase of 38%. Total sales for the quarter were $4.90 million, an increase of 46% over the prior year. For the first nine months of 2001, sales were $13.66 million, eclipsing sales of $12.9 million for all of fiscal 2000, compared to $9.09 million for the same period last year, an increase of 50%. Hemaseel APR units sales were 30,200 for the third quarter of this year compared to 20,500 for the same quarter last year, an increase of 47%. For the nine months, unit sales were 84,500 and 54,200 respectively, an increase of 56%. The consolidated net loss for the quarter amounted to ($1.72) million, or

($0.07) per share, down from a loss of ($3 million) for the same quarter last year, or ($0.16) per share. For the first three quarters of fiscal 2001, the cumulative net loss was ($6.81) million, or ($0.28) per share, compared to ($7.91) million, or ($0.47) per share, for the first three quarters of fiscal 2000.

Gross Margins

Hemaseel APR and device revenues of $4.64 million for the third quarter produced gross margins of 57%, compared to margins of 46% for the same quarter last year. The increase is due to improved device sales, $178,000 compared to $90,500 for the third quarter respectively, and the impact of lower Hemaseel APR product costs for part of the quarter. For the first nine months of fiscal 2001, margins on sales of Hemaseel APR and devices were 54% compared to 50% for the first nine months of fiscal 2000. During the quarter, Haemacure reported for the first time revenues from a revenue sharing arrangement on increased sales of GelFoam with no related cost of sales. Gross margins on all sales were 59% for the third quarter of 2001 and 55% for the first nine months of 2001. Device sales for the first nine months of fiscal 2001 and 2000 respectively were $480,000 and $201,000.

Operating Expenses

Operating expenses for the quarter were $3.87 million compared to $3.88 million for the same quarter last year. Operating expenses for the first nine months of 2001 were $12.07 million compared to $10.7 million for the first nine months of 2000, an increase of 13%. Operating expenses for the quarter were down from both the first and second quarters of fiscal 2001, due to lower travel expenses, limited filings with securities regulators and expenses related to annual events occurring in the first half of the year. The year to date increase is due to higher sales commissions on higher revenue, increased clinical and regulatory work connected with the knowledge transfer for the Hemaseel APR product to our manufacturing partner and expenses related to filings with the US Securities and Exchange Commission.

Assets, Liquidity and Capital Resources

Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through share issuance, long-term debt, refundable tax credits and grants. Since the launch, sales revenues have also contributed to the financing of Haemacure's operations. During fiscal 2000 and 2001, the Company invested a significant portion of its cash resources into the BPL manufacturing facility and equipment necessary for the production of Hemaseel APR in Elstree, U.K.

During June of 2001 Haemacure completed an equity offering of $5,000,000, with net proceeds to Haemacure of $4.5 million. Also, Haemacure obtained a working capital line of credit from Heller Healthcare Financial, secured by accounts receivable and inventory. The maximum line is $6,000,000 with availability limited to 85% of eligible accounts receivable.

Balance Sheet Changes

Trade accounts receivable remained flat from the second quarter of fiscal 2001 at $2.7 million, as Hemaseel APR revenues were flat and the GelFoam receivable is classified as other accounts receivable. Inventories were down to $3.0 million as of the end of the third quarter, compared to $3.20 million at the end of the second quarter, as shipments were pushed out in anticipation of a flat sales quarter. Accounts payable increased slightly during the third quarter as validation supplies continue to be stocked for the fourth quarter validation of equipment at Elstree, UK our manufacturing site for Hemaseel APR. During the third quarter of 2001, the Company accessed its commercial line of credit utilizing $1.25 million of an available limit of approximately $1.7 million.

Total cash, cash equivalents and short term investments increased to $4.4 million, from $1.7 million at the end of the second quarter, due to the equity offering completed in June. As a result of the equity placement and the line of credit, the Company has adequate liquidity to sustain it through its projected cash flow break even period in FY2002. There can be no assurances that projections will be met and the Company may seek other sources of liquidity.

Haemacure had a milestone payment of $3,833,750 to its Hemaseel APR licensor due during the third quarter, which was not made pending finalization of other financial negotiations with the licensor.

Guidance

Haemacure offered guidance on its fiscal 2001 operations after its first quarter and reaffirmed that guidance after the second quarter. The Company wishes to update that guidance, now that the third quarter has been completed. As stated above, the third quarter revenues were flat compared to the second quarter for the third consecutive year. The revenue guidance was between $23-26 million for the year. The revised target is $20.5-22.5 million for the year. The lowered revenues are attributable solely to Gelfoam, as the product was launched a quarter later than anticipated and, as this is the first year of the agreement, no prior experience was available. Also as indicated above, the Company is experiencing higher gross margins due to increased device sales and lower Hemaseel APR product cost. The margin guidance previously given was for margins to be higher than those of fiscal 2000, which ranged from 48%-52%. The revised guidance, based on year-to-date margins of 55%, would be in the 55%-57% range. The guidance on sales, marketing and general & administrative expenses remains unchanged and the expenses for clinical and regulatory will only increase slightly, compared to guidance of 100%-200% increase. The costs for the clinical trials of Hemaseel APR manufactured in the UK were aggressively forecast in timing and amount for our initial guidance. The revised estimates for these expenses are less and occur in Q1-Q2 of next year, still on the original schedule for FDA approval. Overall our guidance for the operating loss and loss per share remains unchanged.


/s/ Marc Paquin


Marc Paquin
President and CEO

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

                                                      As at          As at
                                                    July 31,      October 31,
                                                      2001           2000
                                                        $              $
------------------------------------------------------------------------------
                                                    (Unaudited)    (Audited)

ASSETS
Current assets
Cash and cash equivalents                             4,286,366     7,072,703
Temporary investments                                   122,680     2,168,436
Accounts receivable                                   3,220,361     2,867,787
Inventories                                           3,189,338     3,107,368
Prepaid expenses                                        396,169       298,431
------------------------------------------------------------------------------
                                                     11,214,914    15,514,725
Capital assets                                       15,048,938     7,485,393
Other assets                                          7,375,996     8,523,192
Deferred foreign exchange loss                          343,596       326,821
------------------------------------------------------------------------------
                                                     33,983,444    31,850,131
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 2)                            1,252,284             -
Accounts payable and accrued liabilities              6,399,233     3,956,454
Current portion of long-term debt                         1,735        18,276
Current portion of other liabilities (note 3)         3,833,750     3,627,532
------------------------------------------------------------------------------
                                                     11,487,002     7,602,262
Long-term debt                                          993,097       950,913
Other liabilities (note 3)                            8,118,576     7,656,391
------------------------------------------------------------------------------
                                                     20,598,675    16,209,566
------------------------------------------------------------------------------

Shareholders' equity
Share capital (note 5)                               87,563,828    82,563,828
Additional paid-in capital (note 6)                   1,120,000       830,000
Deficit                                             (75,299,059)  (67,753,263)
------------------------------------------------------------------------------
                                                     13,384,769    15,640,565
------------------------------------------------------------------------------
                                                     33,983,444    31,850,131
==============================================================================

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Three months ended July 31,            Nine months ended July 31,
(Unaudited)                                             2001                    2000          2001                        2000
                                                         $                       $              $                           $
----------------------------------------------------------------------------------------------------------------------------------
Revenues
Sales                                                 4,901,084               3,356,168     13,661,376                  9,086,199
Investment income                                        21,955                  85,680         50,878                    299,855
----------------------------------------------------------------------------------------------------------------------------------
                                                      4,923,039               3,441,848     13,712,254                  9,386,054
----------------------------------------------------------------------------------------------------------------------------------

Expenses
Cost of sales, selling and marketing expenses         4,196,478               4,226,116     12,847,137                 10,762,260
General and administrative                            1,397,554               1,176,037      4,139,778                  3,556,661
Research and development                                360,521                 352,166      1,377,831                    958,872
Amortization of capital and other assets                450,285                 452,802      1,345,191                  1,353,237
Interest on other liabilities                           119,987                 189,612        599,349                    560,415
Foreign exchange (gain) loss                                  -                 (16,502)             -                      9,823
Interest on long-term debt                               15,275                  14,971         44,198                     40,995
Other financial expenses                                 86,851                  31,188        132,257                     31,254
----------------------------------------------------------------------------------------------------------------------------------
                                                      6,626,951               6,426,390     20,485,741                 17,273,517
----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                             (1,703,912)             (2,984,542)    (6,773,487)                (7,887,463)
Provision for income taxes                               17,499                   8,646         41,488                     26,281
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                             (1,721,411)             (2,993,188)    (6,814,975)                (7,913,744)
==================================================================================================================================
Basic and diluted loss per common share                   (0.07)                  (0.16)         (0.28)                     (0.47)
==================================================================================================================================


See accompanying notes to interim consolidated financial statements


                                      CONSOLIDATED STATEMENTS OF DEFICIT
Nine months ended July 31,
(Unaudited)                                                                      2001                    2000
                                                                                  $                       $
------------------------------------------------------------------------------------------------------------------
Deficit at beginning of period                                                 67,753,263              52,471,562
Net loss for the period                                                         6,814,975               7,913,744
Share issue expenses                                                              730,821               1,768,364
------------------------------------------------------------------------------------------------------------------
Deficit at end of period                                                       75,299,059              62,153,670
==================================================================================================================


See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three months ended July 31,  Nine months ended July 31,
(Unaudited)                                                 2001         2000           2001          2000
                                                             $             $              $             $
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                  (1,721,411)  (2,993,188)    (6,814,975)    (7,913,744)
Items not affecting cash
       Amortization of capital assets                         67,886       70,404        197,995        206,042
       Amortization of other assets                          382,399      382,398      1,147,196      1,147,195
       Accrued interest on long-term debt                     15,088       13,887         43,502         37,087
       Accrued interest on other liabilities                 119,987      189,612        599,349        560,415
       Loss on disposal of capital assets                          -       47,761              -         47,761
       Foreign exchange (gain) loss                            6,666      (12,914)        (9,325)        (4,961)
       Unrealized foreign exchange loss                       17,177        6,578         52,279          3,101
----------------------------------------------------------------------------------------------------------------
                                                          (1,112,208)  (2,295,462)    (4,783,979)    (5,917,104)
Net change in non-cash working capital
  balances related to operations                             491,593      228,987       (684,675)    (1,479,289)
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                        (620,615)  (2,066,475)    (5,468,654)    (7,396,393)
----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                                 89,809            -      1,252,284              -
Share issue costs                                           (440,821)  (1,768,364)      (440,821)    (1,768,364)
Issuance of common shares                                  5,000,000   13,000,179      5,000,000     13,025,179
Repayment of long-term debt                                     (407)     (12,868)       (17,858)       (38,575)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                       4,648,581   11,218,947      5,793,605     11,218,240
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                         783,130    2,707,499      2,045,756      9,675,042
Acquisition of capital assets                             (2,402,196)  (2,740,091)    (7,761,540)    (3,896,325)
Net change in non-cash working capital
  balances related to investing activities                 1,083,263      560,550      2,595,171        560,550
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                        (535,803)     527,958     (3,120,613)     6,339,267
----------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash
  equivalents                                                 (6,666)      12,914          9,325          4,961
----------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                    3,485,497    9,693,344     (2,786,337)    10,166,075
Cash and cash equivalents at beginning of period             800,869    1,893,892      7,072,703      1,421,161
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                 4,286,366   11,587,236      4,286,366     11,587,236
----------------------------------------------------------------------------------------------------------------


Supplemental information
Interest paid                                                 39,303        1,080         62,213          3,904
Income taxes paid                                             17,499        8,646         41,532         42,846
----------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2001
(Unaudited)

1.   Basis of Presentation

     In 2001, the Corporation applied the new recommendations of the Canadian Institute of Chartered Accountants with respect to the preparation of interim financial statements. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 4 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

     The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth and ongoing operations. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

     The balance sheet as at October 31, 2000 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2000.

2.   Bank indebtedness

     The Corporation has a US operating line of credit equivalent to approximately $ 6 million (US $ 4 million), based on eligible accounts receivable which bears interest at US prime rate plus 2% (effective rate as at July 31, 2001: 8.75%). This line of credit is collateralized by accounts receivable and inventories. As at July 31, 2001, the Corporation has drawn an amount of $1.25 million against the line of credit.

3.   Other liabilities

     The Corporation, under its licensing agreement for Hemaseel APR, was due to make a $ 3,833,750 (US $ 2,500,000) milestone payment to its licensor on June 2, 2001. That payment was not made pending finalization of negociations over other financial issues with the licensor.

4.   Loss per Share Data

     In 2001, the Corporation retroactively adopted the recently revised recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share are now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding is calculated assuming that the proceeds from the exercice of options are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the old method. There was no impact on the diluted loss per share for the periods presented.

                                             Three months ended July 31,        Nine months ended July 31,
                                                2001             2000            2001              2000
                                                  $                $               $                 $

Net loss for the period                      (1,721,411)      (2,993,188)      (6,814,975)      (7,913,744)

Weighted average number of outstanding
  common shares                              25,772,805       18,779,557       24,751,876       16,940,348

Basic and diluted loss per common share           (0.07)           (0.16)           (0.28)           (0.47)

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2001
(Unaudited)

5.   Share capital

     On June 27, 2001, the Corporation issued 4,166,667 common shares for gross proceeds of $5,000,000 before issue costs of $730,821 of which $440,821 was paid in cash. As at July 31, 2001, the number of common shares outstanding is 28,399,617.

6.   Stock Option Plan

     A summary of the situation as at July 31, 2001 of the Corporation's fixed-price stock option plan and the changes made during the nine-month period then ended is shown below:

                                                                                       Weighted
                                                                                       average
                                                                                       exercice
                                                                       Options          price
                                                                    ---------------------------------
     Outstanding options, as at October 31, 2000                      1,111,800          4.47
     Granted                                                            536,800          1.95
     Cancelled                                                         (166,044)         3.76
     ------------------------------------------------------------------------------------------------
     Outstanding options, as at July 31, 2001                         1,482,556          3.63
     ------------------------------------------------------------------------------------------------
     Exercisable options, as at July 31, 2001                         1,061,556
     ================================================================================================

     In addition, with respect to the issuance of shares during the three-month period ended July 31, 2001, the Corporation has granted the underwriters, an option to purchase 541,667 shares exercisable at $1.30 per share on or before June 26, 2003. The Corporation has calculated the fair value of these options and has recognized $290,000 as share issue costs charged to deficit and recorded as additional paid-in capital.

7.   Segment disclosures

     The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the location of the customers.

     Geographic information

                                                     Sales                             Capital assets
                                       For the nine months ended July 31,    As at July 31,        As at October 31,
                                              2001              2000              2001                    2000
                                               $                  $                 $                       $
     -----------------------------------------------------------------------------------------------------------------
     Canada                                            -                  -            709,638              829,427
     United States                            13,661,376          9,086,199            297,512              298,077
     England                                           -                  -         14,041,788            6,357,889
     -----------------------------------------------------------------------------------------------------------------
                                              13,661,376          9,086,199         15,048,938            7,485,393
     =================================================================================================================
